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                                                                  EXHIBIT (a)(7)

         POLK AUDIO, INC. ANNOUNCES SELF-TENDER OFFER FOR UP TO 860,000
                    SHARES; DELISTING OF SHARES FROM AMEX AND
                           DEREGISTRATION OF SHARES

BALTIMORE--(BUSINESS WIRE)--March 24, 1999 --Polk Audio, Inc. (AMEX: PKA) announced today that its Board of Directors has approved a tender offer for up to 860,000 shares of the Company's common stock from existing stockholders for a purchase price of $12.00 per share, net to the seller in cash. The Company reserves the right, in its sole discretion, to purchase more than 860,000 Shares, although it has no current intention to do so.

The Offer is expected to commence on March 30, 1999, and expire at midnight, eastern daylight time, on April 30, 1999, unless extended.

The tender offer will be subject to various terms and conditions described in the Offer to Purchase and Letter of Transmittal to be distributed to stockholders next week. The Company indicated it would use borrowings under a new term loan credit facility to purchase the shares. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the offer.

Because of the very small stockholder base and the infrequent trading activity for the Company's common stock and certain other factors, the Company intends to delist its common stock from quotation on the American Stock Exchange (AMEX), to terminate the registration of its Common Stock under the Securities Exchange Act of 1934, and thus cause the Company to become a private company. The Company intends to delist its stock from quotation on AMEX and terminate the registration of its shares under the Securities Exchange Act of 1934 regardless of whether the tender offer is consummated or of the number of shares that may be purchased in the tender offer. The purpose of the tender offer is to provide stockholders with liquidity for their shares prior to delisting and deregistration.

Depending upon the results of the tender, the Company reserves the right to engage in a subsequent merger, reverse stock split or other corporate transaction that will result in additional shares not tendered being converted into cash.

Ferris, Baker Watts, Incorporated will act as Dealer Manager, Georgeson & Company will act as Information Agent and American Stock & Transfer Company will act as Depositary for the tender offer.

On March 22, 1999, the closing price of the Company's common stock on AMEX was $11.25. At the Company's request, the stock did not open for trading on March 23, 1999 on the American Stock Exchange.

Polk Audio, Inc. is a manufacturer of high-quality loudspeaker systems based in Baltimore, Maryland.

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This release contains forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (the Act). Statements contained herein that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Act. Forward-looking statements may include, but are not limited to, projections of revenue, income, or loss and capital expenditures, statements regarding future operations, financing needs, and plans relating to products of the Company, assessments of materiality, and predictions of future events, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, and the Company's actual results could differ materially from those set forth in or underlying the forward-looking statements contained in this release as a result of various factors including, without limitation, consumer acceptance of new technology and new products, competition, pricing, borrowing costs, foreign manufacturing, sourcing, and sales, and other risk factors.


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